

May 20, 2021

Pamela Beall
Director, Executive Vice President and Chief Financial Officer
MPLX LP
200 E. Hardin Street
Findlay, OH 45840-3229

      Re: MPLX LP
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed February 26, 2021
          File No. 001-35714

Dear Ms. Beall :

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Energy & Transportation